# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biodexa Pharmaceuticals Plc, CIK 0001643918
CUSIP: 59564R807
Title of class of securities: Ordinary Shares, nominal value 0.00005 GBP per share
Address of issuer's principal executive offices: 1 CASPIAN POINT, CASPIAN WAY, CARDIFF, United Kingdom (X0), CF10 4DQ
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038499

## Reporting persons
- C/M Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- C/M Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas Walsh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jonathan Juchno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Biodexa Pharmaceuticals Plc
Address of issuer's principal executive offices: 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom

## Item 2. Person Filing
Name of person filing:
(i) C/M Capital Master Fund, LP, a Delaware limited partnership ("C/M Master Fund");

(ii) C/M Capital Partners, LP, a Delaware limited partnership ("C/M Capital Partners");

(iii) Thomas Walsh ("Mr. Walsh"); and

(iv) Jonathan Juchno ("Mr. Juchno").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The ordinary shares, nominal value 0.00005 GBP per share (the "Ordinary Shares") of Biodexa Pharmaceuticals PLC (the "Issuer") underlying the American Depositary Shares ("ADSs") reported herein were held by C/M Master Fund. C/M Capital Partners is the investment manager to C/M Master Fund. Messrs. Walsh and Juchno are the managing members of the general partner of C/M Capital Partners. Messrs. Walsh and Juchno disclaim beneficial ownership of any Ordinary Shares held by C/M Master Fund

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 59564R807 has been assigned to the ADSs of the Issuer, which are quoted on The Nasdaq Capital Market under the symbol "BDRX." Each ADS represents 10,000 Ordinary Shares.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1111 Brickell Ave, Suite 2920, Miami, FL 33131.
Citizenship: Each of C/M Master Fund and C/M Capital Partners is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Walsh and Juchno is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

As of the date of the event which requires the filing of this Schedule 13G, the Reporting Persons may have been deemed to beneficially own more than 5% of the Ordinary Shares.
Percent of class: 0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- C/M Capital Master Fund, LP: /s/ Thomas Walsh, By: C/M Global GP, LLC, General Partner, By: Thomas Walsh, Manager (02/18/2025)
- C/M Capital Partners, LP: /s/ Thomas Walsh, Thomas Walsh, Partner (02/18/2025)
- Thomas Walsh: /s/ Thomas Walsh, Thomas Walsh, Individually (02/18/2025)
- Jonathan Juchno: /s/ Jonathan Juchno, Jonathan Juchno, Individually (02/18/2025)
Comment: Exhibit 99.1: Joint Filing Agreement